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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May 1999.
                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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               DENISON INTERNATIONAL REPORTS RESULTS FOR THE FIRST
                          QUARTER ENDED MARCH 31, 1999


MARYSVILLE, Ohio - April 29, 1999 - Denison International plc today reported results for the quarter ended March 31, 1999. Net revenues for the period were down 2.4% from the same period in 1998, while net income declined by 25.5%. Sales for the period were $36.5 million, compared with $37.4 million for 1998. First quarter net income was $2.9 million, or 26 cents per diluted share, compared with $3.9 million, or 35 cents per diluted share, last year.

A softening worldwide hydraulics market impacted both sales and income, with income further impacted by management's decision to curtail manufacturing production to reduce inventory levels. During the first quarter inventories were reduced by nearly $2.0 million, or five-percent, versus December 31, 1998 balances.

Denison President and CEO David Weir noted that the softness in the industry was anticipated based on the order receipts for the fourth quarter of 1998. "Based on the order intake in the 4th quarter we knew that we were going to have a slow start to the year. In the past two months we have seen improvement in the rate of new orders received, which increased 21% over the 4th quarter 1998, and we are anticipating an improvement in revenues and income in the 2nd quarter over the results achieved in the 1st quarter."

Segment Information
-------------------

On a segment basis versus first quarter 1998 results, sales in Europe were up $2.2 million, or 11.8%, resulting primarily from the results for Lokomec Oy, acquired late in 1998, while sales in North America and the Asia-Pacific region were down by $2.6 million and $.5 million, or 17.9% and 11.6%, respectively. European net income of $3.0 million was 15.7% ahead of first quarter 1998, primarily due to the results of Lokomec, while net income for North America was $.1 million, a 94.1% decrease versus the first quarter of 1998, resulting from lower revenues from distributors combined with the impact of


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curtailing production to reduce inventories. The Asia-Pacific region recorded a loss of $.3 million, as compared with breakeven results for the first quarter of 1998.

"Our European business performed well in the quarter, but in North America shipments were down due to de-stocking by distributors. However, new orders received from distributors were up sharply from last quarter, hopefully indicating that this process is complete. In the quarter we invested $2.9 million in capital equipment and spending on new product development was one and one half cents per share higher than same quarter last year. This, combined with the reductions in the company's cost base, positions Denison well for the expected upturn in the hydraulics market".

Weir also added, "We are extremely pleased with the results from the Lokomec acquisition, to date they have exceeded our expectations. With our strong cash and liquidity position, one of our main focuses for the remainder of 1999 is to complete additional accretive acquisitions."

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


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
                            DENISON INTERNATIONAL plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

USD-(000's)                          Three Months Ended March 31
                               ------------------------------------------

                                      1999                    1998
                               ------------------     -------------------
Net Sales                             $   36,469              $   37,371
Cost of Sales                             23,908                  23,509
                               ------------------     -------------------
   Gross Profit                           12,561                  13,862
                   %                       34.4%                   37.1%

S,G&A                                      8,625                   8,540
                               ------------------     -------------------
   Operating Income                        3,936                   5,322
                   %                       10.8%                   14.2%

Other Income                                   -                       -
Net Interest Income                           71                     158
                               ------------------     -------------------
   Income Before Taxes                     4,007                   5,480
Tax Provision                              1,121                   1,603
                               ------------------     -------------------
   Net Income                          $   2,886               $   3,877
                               ==================     ===================

Basic Earnings per Share               $    0.26               $    0.35

Diluted Earnings per Share             $    0.26               $    0.35




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
                            DENISON INTERNATIONAL plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

USD-(000's)                                  March 31,             December 31,
                                               1999                    1998
                                     ------------------     -------------------

Current assets:
  Cash & cash equivalents                   $   25,699              $   35,799
  Accounts receivable, net                      30,689                  29,716
  Inventories                                   36,361                  38,236
  Other current assets                           4,301                   4,513
                                     ------------------     -------------------
    Total current assets                        97,050                 108,264

  Property, plant & equipment, net              25,774                  24,726
  Other assets                                   9,097                  10,467
                                     ------------------     -------------------
    Total assets                            $  131,921              $  143,457
                                     ==================     ===================

Current liabilities:
  Notes payable to bank                      $   4,511              $   12,532
  Accounts payable and other
   accrued liabilities                          28,413                  29,300
                                     ------------------     -------------------
    Total current liabilities                   32,924                  41,832

  Noncurrent liabilities                        21,831                  23,098

Shareholders equity:
  Retained earnings                             77,291                  74,405
  Cumulative translation adjustment            (6,822)                 (2,575)
  Other shareholders equity                      6,697                   6,697
                                     ------------------     -------------------
    Total shareholders equity                   77,166                  78,527

    Total liabilities and
      shareholders equity                   $  131,921              $  143,457
                                     ==================     ===================


CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at
937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           DENISON INTERNATIONAL plc

                                           By:  /s/  Bruce A. Smith
                                                ------------------------
                                                Bruce A. Smith
                                                Chief Financial Officer

Date:  May 3, 1999



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